February 21, 2006

Sent Via FAX (202) 845-1281
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Jennifer Gallagher

Re: U.S. Energy Corp.
Post-Effective Amendment No. 1 to Form S-1
Filed October 25, 2005
File No. 333-115477

Form 10-Q for the Period Ended September 30, 2005
Filed November 14, 2005

Supplemental Information

Dear Ms. Gallagher;

We have reviewed your comment letter dated January 26, 2006 and herby submit our response for your review and consideration. We submit to you that while the subject disclosures in the periodic report may need some clarification, those disclosures, taken alone, are not of sufficient gravity to warrant amending prior reports.

In addition, the 2004 audited financial statements in the S-1 have gone stale as of today. We will therefore be withdrawing the Form S-1 and we will be filing a Form S-3 for the selling shareholders now identified in the Form S-1.

If needed, we would be pleased to arrange a conference call with the staff to further explain our proposed response.

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
February 16, 2006

Form 10-Q for the Periods Ended September 30, 2005

Note 6, page 11

2.
We note your response to our prior comment three in our letter dated November 18, 2005 where you discuss the gain you have deferred on the sale of Rocky Mountain Gas, Inc. The manner by which you are accounting for your investment in Enterra US Acquisitions, Inc. shares in the interim remains unclear, as do the circumstances under which you will recognize the gain into income. Please tell us how you account for your investment in Enterra US Acquisitions Inc. shares presently, and your plans once the one year holding period has passed. Also clarify whether you intend to recognize the deferred gain at that time, or only upon subsequent sale of those shares. In addition, please clarify what you mean when you state that you “…will recognize the additional gain or loss when the shares are ultimately sold.” Please cite the specific authoritative accounting literature that you have relied upon in evaluating the deferral and recognition of this gain; and in formulating a view on any accounting that may be necessary for the conversion feature.

Response:

Our response dated January 16, 2005 recorded the details of the transaction. We will therefore refer to the details in that earlier response and not repeat them.

The investment in Enterra US Acquisitions Inc. Class D shares is being accounted for as a long term investment in a non affiliated company. A fair market value or readily determinable fair value for the shares of Enterra Acquisitions is not available. In accordance with FAS 107 management made its, “best estimate of fair value ... based on the quoted market price of a financial instrument with similar characteristics or on valuation techniques (…using the present value of estimated future cash flows using a discount rate commensurate with the risks involved, … pricing models or matrix pricing models.)” Management of the Company therefore estimated the risk and volatility of the Enterra shares at 10%. The discount of 10% was recorded as deferred income as detailed in our previous response, as an offset to the estimated value of the shares at the time of closing. The carrying value for these shares as of September 30, 2005 was $13,172,300; please note that this value includes the 10,931 shares which belong to Yellowstone Fuels as a consolidated entity.

Securities and Exchange Commission
Division of Corporation Finance
Supplemental Information
February 16, 2006

(b) At June 1, 2006, the Class D shares of Enterra Acquisitions automatically convert on a one for one basis into Units of Enterra. At that time the Units will have a quoted market value and will be readily available for sale. The previously booked deferred gain will be netted against the carrying value of the Enterra Units and any additional gain or loss based on the fair market value at the time of conversion will also be recognized. Management currently intends to sell the Units after June 1, 2006. The gain or loss from the sale of those Units will be recognized at the time of sale for each reporting period. In the event that the Units are not sold comprehensive income will be recognized on those Units during each reporting period as per FAS 115.

We submit that this is the proper treatment of the transaction. We believe that an amendment to the subject Form 10-Q is not necessary, and propose to make more detailed disclosure in future 1934 Act filings.

We look forward to hearing from you at your earliest convenience. In the event that you would like us to arrange a conference call please call either myself or Steve Rounds, SEC Counsel at (303) 377-6997. We will have Mr. Rounds and Mark Weber, our Independent Accountant from Epstein Weber & Conover, PLC on the phone. Thank you.

Sincerely,

/s/ Robert Scott Lorimer
___________________________
U.S. Energy Corp.
Robert Scott Lorimer
CFO/V.P. Finance

cc:       Steve Rounds
    Mark Weber
    Daniel P. Svilar - General Counsel
    Keith G. Larsen - CEO and Chairman
    Mark J. Larsen - President and COO